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As filed with the Securities and Exchange Commission on January 18, 2002

File No. 333- File No. 811-8537

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /x/
Pre-Effective Amendment No.          / /
Post-Effective Amendment No.        / /
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        / /
Amendment No. 5        /x/

Variable Annuity Account A
of Protective Life
 (Exact Name of Registrant)

Protective Life and Annuity Insurance Company
 (Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 879-9230
(Depositor's Telephone Number, including Area Code)

STEVE M. CALLAWAY, Esquire
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama, 35223
(Name and Address of Agent for Services)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Life and Annuity Insurance Company Variable Annuity Account A of Protective Life 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: 1-800-456-6330 www.protectiveannuities.com

        This Prospectus describes the Elements® Classic Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        You may allocate your Purchase Payments to one or more of the Sub-Accounts of the Variable Annuity Account A of Protective Life, the Guaranteed Account, or both. The assets of each Sub-Account will be invested solely in a corresponding Fund of Protective Investment Company, Van Kampen Life Investment Trust, MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Calvert Variable Series, Inc., Van Eck Worldwide Insurance Trust and Goldman Sachs Variable Insurance Trust. The Funds are:

Protective Investment Company International Equity Fund Small Cap Value Fund Capital Growth Fund CORESM U.S. Equity Fund Growth and Income Fund Global Income Fund	MFS® Variable Insurance Trust New Discovery Series Emerging Growth Series Research Series Investors Growth Stock Series Investors Trust Series Utilities Series Total Return Series
Oppenheimer Variable Account Funds
Aggressive Growth Fund/VA
Global Securities Fund/ VA
Capital Appreciation Fund/VA
Main Street Growth &
    Income Fund/VA
High Income Fund/VA
Money Fund/VA
Strategic Bond Fund/VA

Van Kampen Life Investment Trust Aggressive Growth Portfolio Class II Emerging Growth Portfolio Enterprise Portfolio Comstock Portfolio Growth and Income Portfolio

      The value of your Contract, except amounts you allocate to the Guaranteed Account, will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

        This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

        Please read this prospectus carefully. Investors should keep a copy for future reference. This prospectus must be accompanied by a current prospectus for each of the Funds.

        The Elements® Classic Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                   , 2002

DEFINITIONS

        "We", "us", "our", "Protective Life", and "Company" refer to Protective Life and Annuity Insurance Company. "You" and "your" refer to the person(s) who has been issued a Contract.

        Accumulation Unit:   A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

        Allocation Option:   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract.

        Annuity Commencement Date:   The date as of which the Annuity Purchase Value is applied to an Annuity Option.

        Annuity Option:  The payout option under which the Company makes annuity income payments.

        Annuity Purchase Value:   At any time prior to the Annuity Commencement Date, the greater of: (1) surrender value, or (2) 95% of Contract Value (less applicable premium tax).

        Annuity Unit:   A unit of measure used to calculate the amount of the variable income payments.

        Assumed Investment Return:  The assumed annual rate of return used to calculate the amount of the variable income payments.

        Contract:   Elements® Classic Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

        Contract Anniversary:   The same month and day as the Effective Date in each subsequent year of the Contract.

        Contract Value:  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.

        Contract Year:   Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

        DCA:   Dollar cost averaging.

        DCA Fixed Accounts:   The DCA Fixed Accounts are part of the Company's general account and are not part of or dependent upon the investment performance of the Variable Account. These accounts are available for dollar cost averaging only.

        Effective Date:   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

        Fixed Account:   The Fixed Account is part of the Company's general account and is not part of or dependent upon the investment performance of the Variable Account.

        Fund:   Any investment portfolio in which a corresponding Sub-Account invests.

        Guaranteed Account:  The Fixed Account, DCA Fixed Accounts, and any other Allocation Option we may offer with interest rate guarantees.

        Purchase Payment:   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Qualified Contracts:   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code.

        Qualified Plans:  Retirement plans that receive favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code.

        Sub-Account:   A separate division of the Variable Account.

        Valuation Day:   Each day on which the New York Stock Exchange is open for business.

        Valuation Period:  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

        Variable Account:   Variable Annuity Account A of Protective Life, a separate investment account of Protective Life.

        Written Notice:   A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via hand delivery, courier, mail, or facsimile transmission.

EXPENSES

        The following expense information assumes that the entire Contract Value is Variable Account value.

OWNER TRANSACTION EXPENSES
Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge Imposed on Amount Surrendered (contingent deferred sales charge as a % of amount surrendered)	6.0%	*
Transfer Processing Fee	None	**
ANNUAL CONTRACT MAINTENANCE FEE	$30	***
	with Standard Death Benefit	with Annual Reset Death Benefit
ANNUAL VARIABLE ACCOUNT EXPENSES (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.25%	1.40%
Administration Charge	0.15%	0.15%
Total Annual Variable Account Expenses	1.40%	1.55%

*	The Surrender Charge declines over time. (See "Charges and Deductions.")
**	Protective Life reserves the right to charge a Transfer Fee in the future. (See "Charges and Deductions".)
***	The contract maintenance fee may not apply. (See "Charges and Deductions".)

ANNUAL FUND EXPENSES
      (after reimbursement and as percentage of average net assets)

	Management (Advisory) Fees	12b-1 Fees*	Other Expenses After Reimbursement	Total Annual Fund Expenses (after reimbursements)

Protective Investment Company (PIC) (1)
International Equity Fund	1.10%		0.00%	1.10%
Small Cap Value Fund	0.80%		0.00%	0.80%
Capital Growth Fund	0.80%		0.00%	0.80%
CORESM U.S. Equity Fund	0.80%		0.00%	0.80%
Growth and Income Fund	0.80%		0.00%	0.80%
Global Income Fund	1.10%		0.00%	1.10%
Van Kampen Life Investment Trust (2)
Aggressive Growth Portfolio Class II	0.00%	0.25%	1.01%	1.26%
Emerging Growth Portfolio	0.70%		0.05%	0.75%
Enterprise Portfolio	0.50%		0.10%	0.60%
Comstock Portfolio	0.00%		1.01%	1.01%
Growth and Income Portfolio	0.55%		0.20%	0.75%
MFS® Variable Insurance TrustSM (3, 4)
New Discovery Series	0.90%		0.16%	1.06%
Emerging Growth Series	0.75%		0.10%	0.85%
Research Series	0.75%		0.10%	0.85%
Investors Growth Stock Series	0.75%		0.16%	0.91%
Investors Trust Series	0.75%		0.12%	0.87%
Utilities Series	0.75%		0.16%	0.91%
Total Return Series	0.75%		0.15%	0.90%
Oppenheimer Variable Account Funds
Aggressive Growth Fund/VA	0.62%		0.02%	0.64%
Global Securities Fund/VA	0.64%		0.04%	0.68%
Capital Appreciation Fund/VA	0.64%		0.03%	0.67%
Main Street Growth & Income Fund/VA	0.70%		0.03%	0.73%
High Income Fund/VA	0.74%		0.05%	0.79%
Strategic Bond Fund/VA	0.74%		0.05%	0.79%
Money Fund/VA	0.45%		0.06%	0.51%

*The 12b-1 fees deducted from 12b-1 classes of the Funds cover certain distribution and shareholder support services provided by the companies selling Contracts investing in those Funds. The portion of the 12b-1 fees assessed against the Variable Account's assets in the Funds will be remitted to Investment Distributors, Inc., the principal underwriter for the Contracts.

(1)	The annual expenses listed for all of the PIC funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 2000 were: CORESM U.S. Equity Fund 0.86%, Small Cap Value Fund 0.88%, International Equity Fund 1.30%, Growth and Income Fund 0.85%, Capital Growth Fund 0.86%, and Global Income Fund 1.35%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days' notice to PIC, the investment manager has no present intention of doing so. Additionally, PIC's investment manager has entered into a brokerage arrangement in which certain portfolio trades for each Fund may be directed to a broker that, in return, pays a portion of that Fund's operating expenses. The investment manager anticipates that this arrangement will reduce each Fund's expenses in excess of its management fee.
(2)
The Advisor has voluntarily agreed to reimburse the Portfolios for all advisory fees in excess of certain thresholds. This agreement was in effect for the period of January 1, 2000 to December 31, 2000 and will continue through the period of January 1, 2001 to December 31, 2001. There is no guarantee that the Advisor will continue the reimbursement beyond December 31, 2001. Absent these reimbursements, the advisory fees would have been 0.60% for the Comstock Portfolio, 0.60% for the Growth and Income Portfolio; the "Other Expenses" would have been 1.60% for the Comstock Portfolio, and 0.20% for the Growth and Income Portfolio. Because distribution and/or service (12b-1) fees are paid out of the Aggressive Growth Portfolio Class II's assets on an ongoing basis over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.
(3)
MFS has agreed to bear expenses for these series, subject to reimbursement by these series, such that, with the exception of the Utilities Series, each series' "Other Expenses" shall not exceed 0.15% of the average daily net assets of these series during the current fiscal year. This waiver and reimbursement was in effect for the period ending December 31, 2000. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series' "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004 (May 1, 2002 in the case of the New Discovery Series). MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each series until at least May 1, 2002, unless terminated with the consent of the board of trustees which oversees the series. Absent the reimbursements, total expenses for the New Discovery Series for the period ended December 31, 2000 were 1.09% reflecting "Other Expenses" of 0.19% and total expenses for the Investors Growth Stock Series were 0.92% reflecting "Other Expenses" of 0.17%.
(4)
Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. "Other Expenses" do not take into account these expense reductions and are therefore higher than the actual expenses of the Series. Had these fee reductions been taken into account, "Total Expenses" would be lower for certain series and would equal: 1.05% for the New Discovery Series; 0.84% for the Emerging Growth Series; 0.84% for the Research Series; 0.86% for the Investors Trust Series; 0.90% for the Investors Growth Stock Series; 0.89% for the Total Return Series, and 0.90% for the Utilities Series.

EXAMPLES

        At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming selection of the benefit combination shown and a 5% annual return on assets.

	Standard Death Benefit
	If Contract is Surrendered at End of Applicable Period				If Contract is Not Surrendered at End of Applicable Period
Sub-Account	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
PIC International Equity	$78	$125	$174	$290	$26	$80	$136	$290
PIC Small Cap Value	75	117	160	260	23	71	121	260
PIC Capital Growth	75	117	160	260	23	71	121	260
PIC CORESM U. S. Equity	75	117	160	260	23	71	121	260
PIC Growth and Income	75	117	160	260	23	71	121	260
PIC Global Income	78	125	174	290	26	80	136	290
Van Kampen Aggressive Growth II	80	130	182	305	28	84	144	305
Van Kampen Emerging Growth	75	115	157	254	22	69	118	254
Van Kampen Enterprise	73	111	150	239	21	65	111	239
Van Kampen Comstock	77	123	170	281	25	77	132	281
Van Kampen Growth and Income	75	115	157	254	22	69	118	254
MFS New Discovery	78	124	172	286	26	78	134	286
MFS Emerging Growth	76	118	162	265	23	72	124	265
MFS Research	76	118	162	265	23	72	124	265
MFS Investors Trust	76	119	163	267	24	73	125	267
MFS Investors Growth Stock	76	120	165	271	24	74	127	271
MFS Utilities	76	120	165	271	24	74	127	271
MFS Total Return	76	120	165	270	24	74	126	270
Oppenheimer Aggressive Growth	74	112	152	243	21	66	113	243
Oppenheimer Global Securities	74	113	154	247	22	67	115	247
Oppenheimer Capital Appreciation	74	113	154	246	22	67	114	246
Oppenheimer Main Street Growth & Income	75	115	157	252	22	69	117	252
Oppenheimer High Income	75	116	159	258	23	70	120	258
Oppenheimer Strategic Bond	75	116	159	258	23	70	120	258
Oppenheimer Money Fund	73	108	146	230	20	62	106	230

	Annual Reset Death Benefit
	If Contract is Surrendered at End of Applicable Period				If Contract is Not Surrendered at End of Applicable Period
Sub-Account	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
PIC International Equity	$80	$130	$182	$304	$27	$84	$143	$304
PIC Small Cap Value	77	121	167	275	24	75	129	275
PIC Capital Growth	77	121	167	275	24	75	129	275
PIC CORESM U. S. Equity	77	121	167	275	24	75	129	275
PIC Growth and Income	77	121	167	275	24	75	129	275
PIC Global Income	80	130	182	304	27	84	143	304
Van Kampen Aggressive Growth II	81	134	189	319	29	89	151	319
Van Kampen Emerging Growth	76	120	165	270	24	74	126	270
Van Kampen Enterprise	75	115	157	254	22	69	118	254
Van Kampen Comstock	79	127	177	295	27	81	139	295
Van Kampen Growth and Income	76	120	165	270	24	74	126	270
MFS New Discovery	79	128	180	300	27	83	141	300
MFS Emerging Growth	77	122	170	280	25	77	131	280
MFS Research	77	122	170	280	25	77	131	280
MFS Investors Trust	77	123	171	282	25	77	132	282
MFS Investors Growth Stock	78	124	172	286	26	78	134	286
MFS Utilities	78	124	172	286	26	78	134	286
MFS Total Return	78	124	172	285	25	78	134	285
Oppenheimer Aggressive Growth	75	116	159	258	23	70	120	258
Oppenheimer Global Securities	76	118	161	263	23	72	123	263
Oppenheimer Capital Appreciation	75	117	161	262	23	71	122	262
Oppenheimer Main Street Growth & Income	76	119	164	268	24	73	125	268
Oppenheimer High Income	77	121	167	274	24	75	128	274
Oppenheimer Strategic Bond	77	121	167	274	24	75	128	274
Oppenheimer Money Fund	74	113	153	245	22	66	114	245

      The preceding Expenses and Examples are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. They reflect the expenses for the Variable Account and each Fund for the period January 1, 2000 to December 31, 2000. For a more complete description of the various costs and expenses associated with the Contract, see "Charges and Deductions" in this prospectus. For a more complete description of the management fees associated with the Funds, see the prospectuses for each of the Funds, which accompany this prospectus. In addition to the expenses listed above, premium taxes currently varying from 0 to 3.5% may be applicable in certain states. Currently, New York does not impose a premium tax.

        The Examples assume that no transfer fee or premium taxes have been assessed and that the contract maintenance fee is $30. At the anticipated average Contract value of $50,000.00, the contract maintenance fee is equivalent to 0.06%.

        The Examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed amount.

SUMMARY

The Contract

What is the Elements® Classic Variable Annuity Contract?	The Elements® Classic Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")
How is a Contract Issued?	Protective Life will issue the Contract when it receives and accepts your complete application information and an initial Purchase Payment. (See "Issuance of a Contract.")
What are the Purchase Payments?
The minimum amount which Protective Life will accept as an initial Purchase Payment is $10,000 for non-Qualified Contracts and $2000 for Qualified Contracts. Initial Purchase Payments may be made at any time prior to the earlier of: (1) the oldest Owner's 85th birthday; or (2) the Annuitant's 85th birthday. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $2,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments.")
Can I Cancel the Contract?
You have the right to return the Contract within 30 days after you receive it. The returned Contract will be treated as if it were never issued. If the Contract is issued as an IRA and returned within 7 days, Protective Life will refund the Purchase Payments; otherwise, Protective Life will refund the Contract Value. This amount may be more or less than the Purchase Payments. (See "Right to Cancel.")
Can I Transfer Amounts in the Contract?
Prior to the Annuity Commencement Date, you may request transfers from one Allocation Option to another. No transfers may be made into a DCA Fixed Account. At least $100 must be transferred. Protective Life reserves the right to limit the maximum amount that may be transferred from the Fixed Account to the greater of (a) $2,500; or (b) 25% of the value of the Fixed Account per Contract Year. The Company reserves the right to charge a transfer fee of $25 for each transfer after the 12th transfer during such Contract Year. (See "Transfers.")
Can I Surrender the Contract?
Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders.") Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters.")

Is there a Death Benefit?
If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. The standard death benefit will equal the greater of: (1) the Contract Value; or (2) aggregate Purchase Payments less aggregate amounts surrendered, including surrender charges. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. (See "Death Benefit.")

At the time of application the Owner may purchase the Annual Reset Death benefit that may provide a death benefit which is greater than the standard death benefit provided under the contract. (See "Annual Reset Death Benefit Option.")
Are there Charges and Deductions from my Contract?	The following charges and deductions are made in connection with the Contract:
Surrender Charges.
Full or partial surrenders are subject to a surrender charge. The surrender charge is equal to a specified percentage (maximum 6.0%) of the amount you surrender. The cumulative surrender charges assessed will never exceed 8.5% of the total Purchase Payments we accept under this Contract. (See "Surrender Charges.")
Mortality and Expense Risk Charge.
We will deduct a mortality and expense risk charge to compensate us for assuming certain mortality and expense risks. For Contracts issued with the standard death benefit, the charge equals, on an annual basis, 1.25% of the average daily net assets of the Variable Account value attributable to the Contracts. For Contracts issued with the Annual Reset Death benefit, the charge equals 1.40% of such assets prior to the Annuity Commencement Date. (See "Annual Reset Death Benefit Option.") On and after the Annuity Commencement Date, the charge equals 1.25% of such assets. (See "Mortality and Expense Risk Charge.")
Administration Charge.	We will deduct an administration charge equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account value supporting the Contracts. (See "Administration Charge.")
Contract Maintenance Fee.
Prior to the Annuity Commencement Date a contract maintenance fee of $30 is deducted from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered, if the surrender occurs on any day other than the Contract Anniversary. Under certain circumstances, we may waive this fee. (See "Contract Maintenance Fee.")
Taxes.
Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization. Currently, New York does not impose a premium tax. The Company reserves the right to impose a charge for other taxes attributable to the Variable Account. (See "Charges and Deductions.")

Investment Management Fees and Other Expenses of the Funds.
The net assets of each Sub-Account of the Variable Account will reflect the investment management fee the corresponding Fund incurs as well as the other operating expenses and any applicable distribution and/or service (12b-1) fees of that Fund. For each Fund, the investment manager receives a daily fee for its investment management services. The management fees are based on the average daily net assets of the Fund. (See "Fund Expenses" and the Funds' prospectuses.)
What Annuity Options are Available?
Currently, we apply the Annuity Purchase Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Some Annuity Options are available on either a fixed or variable payment basis. (See "Annuitization".)
Is the Contract available for qualified retirement plans?
You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, QUALIFIED RETIREMENT PLANS.")
Other Contracts
We offer other types of annuity contracts and insurance policies which also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of Sub-Accounts and may offer different benefits than your Contract. To obtain more information about these contracts and policies, you may contact our administrative office in writing or by telephone.

Federal Tax Status

        Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from the Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. (See "Federal Tax Matters").

CONDENSED FINANCIAL INFORMATION

Sub-Accounts

        The date of inception of each of the sub-accounts is as follows:

May 1, 1998—	PIC International Equity
PIC Small Cap Value
PIC CORE U.S. Equity
PIC Growth and Income
PIC Global Income
Oppenheimer Money Fund
PIC Capital Growth
MFS Emerging Growth
MFS Research
MFS Investors Trust (formerly "MFS Growth With Income")
MFS Total Return
Oppenheimer Aggressive Growth
Oppenheimer Capital Appreciation
Oppenheimer Main Street Growth & Income
Oppenheimer Strategic Bond
May 1, 1999—	MFS New Discovery
MFS Utilities
Oppenheimer Global Securities
Oppenheimer High Income
May 1, 2000—	MFS Investors Growth Stock
Van Kampen Emerging Growth
Van Kampen Enterprise
Van Kampen Comstock
Van Kampen Growth and Income
October 1, 2000—	Van Kampen Aggressive Growth II

Accumulation Units

        The following tables show, for each Sub-Account, Accumulation Unit values and outstanding Accumulation Units for the classes of Accumulation Units available in the Elements® Classic Variable Annuity Contract. We offer other variable annuity contracts with classes of Accumulation Units in each Sub-Account that have different mortality and expense risk charges and administration charges than the classes of Accumulation Units offered in the Elements® Classic Variable Annuity Contract. Only the classes of Accumulation Units available in the Elements® Classic Variable Annuity Contract are shown in the following tables.

        The Accumulation Unit values and the number of Accumulation Units outstanding are shown as of December 31 of each year listed. No Accumulation Units of the class associated with the Annual Reset Death Benefit were offered before 2002. If all classes of Accumulation Units had been offered starting on the same date and at the same value, then the Accumulation Unit values for the classes of Accumulation Units associated with higher mortality and expense risk charges would have lower values going forward than those associated with lower mortality and expense risk charges. For charges associated with each class of Accumulation Units, see "Annual Variable Account Expenses" on page 4 of this prospectus.

        You should read the information in the following tables in conjunction with the Variable Account's financial statements and the related notes in the Statement of Additional Information.

Accumulation Unit Values*

	Standard Death Benefit*				Annual Reset Death Benefit
Sub-Account	1998	1999	2000	2001	1998	1999	2000	2001
PIC
International Equity	16.07	21.09	17.88		—	—	—	—
Small Cap Value	12.07	11.93	15.56		—	—	—	—
Capital Growth	22.00	27.72	25.35		—	—	—	—
CORESM U. S. EQUITY	25.10	30.45	26.98		—	—	—	—
Growth and Income	19.40	20.28	18.86		—	—	—	—
Global Income	14.42	14.05	15.10		—	—	—	—
Van Kampen
Aggressive Growth II	—	—	7.62		—	—	—	—
Emerging Growth	—	—	7.29		—	—	—	—
Enterprise	—	—	7.76		—	—	—	—
Comstock	—	—	13.01		—	—	—	—
Growth and Income	—	—	11.12		—	—	—	—
MFS
New Discovery	11.97	20.46	19.78		—	—	—	—
Emerging Growth	15.02	26.19	20.76		—	—	—	—
Research	13.24	16.21	15.20		—	—	—	—
Investors Growth Stock	—	—	8.68		—	—	—	—
Investors Trust	13.75	14.47	14.25		—	—	—	—
Utilities	10.65	13.74	14.51		—	—	—	—
Total Return	12.29	12.50	14.30		—	—	—	—
Oppenheimer
Aggressive Growth	12.16	22.01	19.26		—	—	—	—
Global Securities	11.26	17.60	18.24		—	—	—	—
Capital Appreciation	13.72	19.16	18.85		—	—	—	—
Main Street Growth & Income	12.21	14.66	13.19		—	—	—	—
High Income	10.51	10.81	10.26		—	—	—	—
Money Fund	1.17	1.21	1.27		—	—	—	—
Strategic Bond	10.47	10.63	10.75		—	—	—	—

*	Accumulation Unit values are rounded to the nearest whole cent.

Accumulation Units Outstanding**

	Standard Death Benefit				Annual Reset Death Benefit
Sub-Account	1998	1999	2000	2001	1998	1999	2000	2001
PIC
International Equity	375	10,212	25,905		—	—	—	—
Small Cap Value	1,233	6,663	8,343		—	—	—	—
Capital Growth	1,660	19,169	37,558		—	—	—	—
CORESM U. S. Equity	1,368	26,316	44,376		—	—	—	—
Growth and Income	3,703	30,915	39,158		—	—	—	—
Global Income	260	6,654	19,780		—	—	—	—
Van Kampen
Aggressive Growth II	—	—	1,674		—	—	—	—
Emerging Growth	—	—	9,219		—	—	—	—
Enterprise	—	—	8,101		—	—	—	—
Comstock	—	—	471		—	—	—	—
Growth and Income	—	—	3,297		—	—	—	—
MFS
New Discovery	—	3,677	15,587		—	—	—	—
Emerging Growth	253	13,198	20,615		—	—	—	—
Research	607	30,048	44,376		—	—	—	—
Investors Growth Stock	—	—	1,104		—	—	—	—
Investors Trust	824	23,898	38,482		—	—	—	—
Utilities	—	248	6,279		—	—	—	—
Total Return	—	7,402	14,109		—	—	—	—
Oppenheimer
Aggressive Growth	427	5,848	18,091		—	—	—	—
Global Securities	—	2,543	11,182		—	—	—	—
Capital Appreciation	233	12,502	25,638		—	—	—	—
Main Street Growth & Income	1,483	43,182	91,904		—	—	—	—
High Income	—	0	385		—	—	—	—
Money Fund	—	419	29,412		—	—	—	—
Strategic Bond	860	14,726	31,756		—	—	—	—

**	Accumulation Units are rounded to the nearest unit.

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life and Annuity Insurance Company

        The Contracts are issued by Protective Life and Annuity Insurance Company a wholly-owned subsidiary of Protective Life Insurance Company, which is the chief operating subsidiary of Protective Life Corporation, a Delaware insurance holding company whose stock is traded on the New York Stock Exchange. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 49 states (including New York) and Washington D.C. and offers a variety of individual life and individual and group annuity products. The Company's assets for fiscal year ending 2001 were in excess of              million dollars.

Variable Annuity Account A of Protective Life

        The Variable Annuity Account A of Protective Life, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on December 1, 1997. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

        Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

        Currently, twenty-five Sub-Accounts of the Variable Account are available under this Contract: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORESM U.S. Equity; PIC Growth and Income; PIC Global Income; Van Kampen Aggressive Growth II; Van Kampen Emerging Growth; Van Kampen Enterprise; Van Kampen Comstock; Van Kampen Growth and Income; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Investors Growth Stock; MFS Investors Trust; MFS Utilities; MFS Total Return; Oppenheimer Aggressive Growth; Oppenheimer Global Securities; Oppenheimer Capital Appreciation; Oppenheimer Main Street Growth & Income; Oppenheimer High Income; Oppenheimer Strategic Bond and Oppenheimer Money Fund. Each Sub-Account invests in shares of a corresponding Fund. Therefore, the investment experience of your Contract depends on the experience of the Sub-Accounts that you select.

        This Contract may not offer all the Sub-Accounts of the Variable Account. Other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

Administration

        Pursuant to the terms of an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

        Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Protective Investment Company ("PIC") managed by Protective Investment Advisors, Inc., and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Van Kampen Life Investment Trust managed by Van Kampen Asset Management Inc.; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc. or MFS® Variable Insurance TrustSM managed by MFS Investment Management. Shares of these funds are offered only to:

        (1) the Variable Account,

        (2) other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies,

        (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and

        (4) certain qualified retirement plans.

        Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

        There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

Protective Investment Company (PIC)

International Equity Fund.

        This Fund seeks to provide long-term capital appreciation. This Fund will pursue its objectives by investing, under normal circumstances, substantially all, and at least 65%, of its total assets in equity securities of companies that are organized outside the United States or whose securities are principally traded outside the United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $1 billion at the time of investment.

Small Cap Value Fund.

        This Fund invests, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment (currently between $20 million and $3 billion).

Capital Growth Fund

        This Fund seeks long-term growth of capital. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities that are considered by the Investment Adviser to have long-term capital appreciation potential.

CORESM U.S. Equity Fund.

        This Fund seeks long-term growth of capital and dividend income. This Fund will pursue its objectives by investing, under normal circumstances, at least 90% of its total assets in equity securities of U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500® Index.

Growth and Income Fund.

        This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities that the investment advisers considers to have favorable prospects for capital appreciation and/or dividend-paying ability.

Global Income Fund.

        This Fund seeks a high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in a portfolio of high quality fixed-income securities of U.S. and foreign issuers (including non-dollar securities) and entering into foreign currency transactions.

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II.

        This Fund seeks capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of small and medium-sized companies.

Emerging Growth Portfolio.

        Seeks capital appreciation.

Enterprise Portfolio.

        Seeks capital appreciation through investment in securities believed by the investment adviser to have above average potential for capital appreciation.

Comstock Portfolio.

        Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Growth and Income.

        Seeks income and long-term growth of capital and income.

MFS® Variable Insurance TrustSM

New Discovery Series.

        This Fund seeks capital appreciation.

Emerging Growth Series.

        This Fund seeks to provide long-term growth of capital.

Research Series.

        This Fund seeks to provide long-term growth of capital and future income.

Investors Growth Stock Series (formerly "Growth Series").

        This Fund seeks to provide long-term growth of capital and future income rather than current income.

Investors Trust Series (formerly "Growth With Income Series").

        This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

Utilities Series.

        This Fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities.

Total Return Series.

        This Fund seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

Oppenheimer Variable Account Funds

Aggressive Growth Fund/VA.

        This Fund seeks capital appreciation.

Global Securities Fund/VA.

        This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

Capital Appreciation Fund/VA.

        This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

Main Street Growth & Income Fund/VA.

        This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund invests mainly in common stocks of U.S. companies.

High Income Fund/VA.

        This Fund seeks a high level of current income from investment in high yield fixed-income securities.

Money Fund/VA.

        This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Strategic Bond Fund/VA.

        This Fund seeks a high level of current income by investing mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities and high yield securities of U.S. and foreign companies.

        There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds, which accompany this prospectus, and the current Statement of Additional Information for each of the Funds. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

        Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Other Information about the Funds

        Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

        For Funds that pay 12b-1 fees, our affiliate, Investment Distributors, Inc., the principal underwriter for the Contracts, will receive 12b-1 fees deducted from Fund assets for providing certain distribution and shareholder support services to the Fund. Protective Life has entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders. The amounts we receive under these agreements may be significant.

Other Investors in the Funds

        PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account and to Protective Life Insurance Company, a Protective Life affiliate, as the underlying investment for variable annuity and variable life insurance contracts issued by Protective Life Insurance Company. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance policies. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity and variable life insurance policies or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable annuity policies other than the Contracts or variable life insurance policies or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC Prospectus for more detail.)

        Shares of the Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM, and Oppenheimer Variable Account Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the boards of directors (or trustees) of the Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM and Oppenheimer Variable Account Funds monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

        Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

        The Elements® Classic Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a qualified plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

        The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together; they are designated as the Owner and the Joint Owner. In the case of Joint Owners, provisions relating to action by the Owner means both Joint Owners acting together. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. Protective Life will only issue a Contract prior to each Owner's 85th birthday.

        The Owner of this Contract may be changed by Written Notice provided:

    (1)
    each new Owner's 85th birthday is after the Effective Date; and

    (2)
    each new Owner's 90th birthday is on or after the Annuity Commencement Date.

        For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the death benefit option selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.")

Beneficiary.

        The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

                Primary — The Primary Beneficiary is the surviving Joint Owner, if any. If there is no surviving Joint Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

                Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant.

        The Annuitant is the person on whose life annuity income payments may be based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 85th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise.

        The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 90th birthday must be on or after the Annuity Commencement Date in effect when the change of Annuitant is requested.

Payee.

        The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

        To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life, who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. The minimum initial Purchase Payment is $10,000 for non-Qualified Contracts and $2,000 for Qualified Contracts. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code.

        If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Allocation Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Allocation Options within two business days.

        You may transmit information necessary to complete an application to the Company by telephone, facsimile, or electronic media.

Purchase Payments

        We will only accept initial Purchase Payments before the earlier of the oldest Owner's 85th birthday, or the Annuitant's 85th birthday. The minimum subsequent Purchase Payment we will accept is $100. We reserve the right not to accept any Purchase Payment.

        Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life and Annuity Insurance Company or by any other method we deem acceptable. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior administrative office approval. This amount is currently $2,000,000.

        Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Fixed Account. You may not elect the automatic purchase payment plan and the partial automatic withdrawal plan simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan. (See "Allocation of Purchase Payments".)

Right to Cancel

        You have the right to return the Contract within 30 days after you receive it by returning it to our administrative office or the sales representative who sold it along with a written cancellation request. (If this Contract is a replacement of an existing annuity or life insurance contract, you may return it within 60 days after you receive it.) Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. If your Contract was issued as an IRA and you return it within 7 days after you receive it, we will refund your Purchase Payments.

Allocation of Purchase Payments

        The allocation of your Purchase Payment among the Allocation Options you have selected will be at the next price determined after we receive your Purchase Payment. Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Allocation Options.

        If your allocation instructions are indicated by percentages, whole percentages must be used. Currently, only initial Purchase Payments may be allocated to a DCA Fixed Account and Purchase Payments made through the automatic purchase payment plan may not be allocated to any DCA Fixed Account. If, at a future date, we allow subsequent Purchase Payments to be allocated to a DCA Fixed Account, they may not be so allocated if, on the day we receive the Purchase Payment, the value of that DCA Fixed Account is greater than $0.

        For Individual Retirement Annuities where, upon cancellation during the 7-day right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

        Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, automated telephone system or via the internet at www.protectiveannuities.com. For non-written instructions regarding allocations, we will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

Variable Account Value

Sub-Account Value.

        A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable surrender charges and premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

        The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the appropriate class of Accumulation Units in that Sub-Account on that day. (See "Determination of Accumulation Units" and "Determination of Accumulation Unit Value.") The class of Accumulation Units attributable to a Contract depends on the benefits package chosen by the Owner. (See "Condensed Financial Information, Accumulation Units.")

Determination of Accumulation Units.

        Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub- Account prior to the Annuity Commencement Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

        Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

  •
  surrenders and applicable surrender charges;

  •
  partial surrenders and applicable surrender charges;

  •
  partial automatic withdrawals;

  •
  transfer from a Sub-Account and any applicable transfer fee;

  •
  payment of a death benefit claim;

  •
  application of the Contract Value to an Annuity Option; and

  •
  deduction of the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event.

Determination of Accumulation Unit Value.

        The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

        The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

  (1)
  is the result of:
    a.
    the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b.
    the per share amount of any dividend or capital gain distributions the Fund makes to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

    c.
    a per share charge or credit for any taxes reserved for, which the Company determines to have resulted from the investment operations of the Sub-Account.
  (2)
  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

  (3)
  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period.

Transfers

        Prior to the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions, we will allocate the Contract Value you transfer at the next price determined for the Allocation Options you indicate.

        You must transfer at least $100, or if less, the entire amount in the Allocation Option each time you make a transfer. If after the transfer, the Contract Value remaining in any Allocation Option from which a transfer is made would be less than $100, then we may transfer the entire Contract Value in that Allocation Option instead of the requested amount. We reserve the right to limit the number of transfers to no more than 12 per Contract Year. For each additional transfer over 12 during each Contract Year, we reserve the right to charge a Transfer Fee which will not exceed $25. The Transfer Fee, if any, will be deducted from the amount being transferred. (See "Charges and Deductions — Transfer Fee".)

        Transfers involving a Guaranteed Account are subject to additional restrictions. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of:

  (1)
  $2,500; or

  (2)
  25% of the Contract Value in the Fixed Account value.

        Transfers into any DCA Fixed Account are not permitted.

        Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, automated telephone system or via the Internet at www.protectiveannuities.com. From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written requests and facsimile transmitted requests for such transfers. We will require a form of personal identification prior to acting on non-written requests and facsimile transmitted requests and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

        After the Annuity Commencement Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account or any Sub-Account.

Reservation of Rights.

        We reserve the right to limit amounts transferred into or out of any account within the Guaranteed Account. We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions and facsimile transmitted instructions) without prior notice for any Contract or class of Contracts at any time for any reason. We also reserve the right to not honor transfers requested by a third party holding a power of attorney from an Owner where that third party requests transfers during a single Valuation Period on behalf of the Owners of two or more Contracts.

Dollar Cost Averaging.

        Prior to the Annuity Commencement Date, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, amounts from a DCA Fixed Account (or any other Allocation Option) to any Allocation Option, except that no transfers may be made into a DCA Fixed Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

        You may make dollar cost averaging transfers on the 1st through the 28th day of each month. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

        Any Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Allocation Option(s) into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. Dollar cost averaging transfers may be made monthly or quarterly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.

        The periodic amount transferred from a DCA Fixed Account will be equal to the Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Fixed Account. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

        There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if Protective Life elects to limit transfers, or the designated number of free transfers in any Contract Year if Protective Life elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

Portfolio Rebalancing.

        Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. You may not transfer any Contract Value to or from the Guaranteed Account as part of portfolio rebalancing. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

        You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

        There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if Protective Life elects to limit transfers, or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

Surrender.

        At any time before the Annuity Commencement Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request by Written Notice. We will pay you the surrender value in a lump sum unless you request payment under another payment option that we are making available at the time. Partial and full surrenders from Contracts issued as tax sheltered annuities are prohibited in certain circumstances. (See "Federal Tax Matters.") A surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".) A surrender value may be available under certain Annuity Options. (See "Annuitization".) In accordance with SEC regulations, surrenders and partial surrenders are generally payable within 7 calendar days of our receiving Written Notice of your request. (See "Suspension or Delay in Payments".)

Surrender Value.

        The surrender value of your Contract is equal to the Contract Value minus any applicable surrender charge, contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice requesting surrender and your Contract at our administrative office.

Partial Surrender.

        At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $10,000 for non-Qualified Contracts and $2,000 for Qualified Contracts. You may request a partial surrender by Written Notice or, if we have received your completed Telephone Withdrawal Authorization Form, by telephone. Partial surrenders by telephone are subject to limitations. We may eliminate partial withdrawals by telephone or change the requirements for partial withdrawals by telephone for any Contract or class of Contracts at any time without prior notice.

        We will withdraw the amount of your partial surrender from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender. The amount we will pay you upon a partial surrender is equal to the Contract Value surrendered minus any applicable surrender charge.

        You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated account(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

        A partial surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".)

Cancellation of Accumulation Units.

        Surrenders and partial surrenders, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, the Company offers a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. In order to participate in the plan you must have:

  (1)
  made an initial Purchase Payment of at least $10,000; or

  (2)
  a Contract Value as of the previous Contract Anniversary equal to $10,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract and the Owner should, therefore, consult with his or her tax advisor before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. If, during any Contract Year, the amount of the withdrawals exceeds the "free withdrawal amount" described in the "Surrender Charge" section of this prospectus, we will deduct a surrender charge where applicable. (See "Surrender Charge.") Partial automatic withdrawals will be taken pro-rata from the Allocation Options in proportion to the value each Allocation Option bears to the total Contract Value and will be made only by an electronic fund transfer. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

        If any partial automatic withdrawal transaction would result in a Contract Value of less than $10,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $10,000 again. The partial automatic withdrawal plan will also terminate in the event that a non-automated partial surrender is made from a Contract participating in the plan, except in the case of a partial surrender taken as a minimum required distribution from a Qualified Plan. (See "Qualified Retirement Plans".) Upon notification of the death of any Owner, we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

        There is no charge for the partial automatic withdrawal plan. We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

        The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

        The Guaranteed Account currently includes the Fixed Account and two DCA Fixed Accounts. The Fixed Account and the DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. Since the Fixed Account and the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

The Fixed Account.

        You may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

        The interest rate we apply to Purchase Payments and transfers into the Fixed Account is guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments or transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The DCA Fixed Accounts.

        DCA Fixed Accounts are designed to systematically transfer amounts to other Allocation Options over a designated period. (See "Transfers, Dollar Cost Averaging.") Currently, the DCA Fixed Accounts are available only for initial Purchase Payments designated for dollar cost averaging. If, at a future date, we allow subsequent Purchase Payments to be allocated to a DCA Fixed Account, they may not be so allocated if on the day we receive the Purchase Payment, the value of that DCA Fixed Account is greater than $0. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which transfers are allowed from that DCA Fixed Account.

        From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that is less than an annual effective interest rate of 3.00%. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Guaranteed Account Value.

        Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of:

  (1)
  Purchase Payments allocated to the Guaranteed Account; plus

  (2)
  amounts transferred into the Guaranteed Account; plus

  (3)
  interest credited to the Guaranteed Account; minus

  (4)
  amounts transferred out of the Guaranteed Account, including any applicable transfer fee; minus

  (5)
  the amount of any surrenders removed from the Guaranteed Account, including any applicable premium tax and surrender charges; minus

  (6)
  fees deducted from the Guaranteed Account.

        For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

DEATH BENEFIT

        If any Owner dies before the Annuity Commencement Date and while this Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Payment of the Death Benefit.

        The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

  (2)
  the entire interest must be distributed within 5 years of the Owner's death.

If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

Continuation of the Contract by a Surviving Spouse.

        If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 85th birthday is after the Effective Date and the 90th birthday is after the Annuity Commencement Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

        A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

        If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

        The death benefit provisions of this Contract shall be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We reserve the right to endorse this Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Standard Death Benefit

        The standard death benefit will equal the greater of:

  (1)
  the Contract Value; or

  (2)
  aggregate Purchase Payments less aggregate amounts surrendered, including associated surrender charges.

Annual Reset Death Benefit Option

        At the time of application, the Owner may purchase the Annual Reset Death Benefit that may provide a death benefit which is greater than the standard death benefit provided under the Contract. A death benefit available under the Annual Reset Death Benefit must be distributed according to the rules in the "Death Benefit" section above.

        If you purchase the Annual Reset Death Benefit, the mortality and expense risk expense charge will increase by 0.15% to 1.40% for total mortality and expense risk and administration charges of 1.55%. (See "Charges and Deductions".) Once you select the Annual Reset Death Benefit, you may not cancel or change the option. If any Owner is not a natural person, we will treat references to the Owner's birthday as references to the Annuitant's birthday.

        For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the standard or Annual Reset death benefit was selected and without any change in the Contract's mortality and expense risk charge. It is possible that, at the time of an Owner's death, the death benefit under the Annual Reset Death Benefit will be no greater than the standard death benefit. You should consult a qualified financial advisor to carefully consider these possibilities and the added cost of the Annual Reset Death Benefit before you decide whether this death benefit is right for you.

        Refer to Appendix A for an example of the calculation of each death benefit.

Annual Reset Death Benefit.

        We will determine an annual reset anniversary value, for each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each annual reset anniversary value is equal to the sum of:

  •
  the Contract Value on that Contract Anniversary; plus

  •
  all Purchase Payments since that Contract Anniversary;

  •
  minus all amounts surrendered, including associated surrender charges, since that Contract Anniversary.

        The death benefit will equal the greatest of:

    (1)
    the Contract Value; or

    (2)
    aggregate Purchase Payments less aggregate surrenders, including associated surrender charges; or

    (3)
    the greatest annual reset anniversary value attained.

SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

  (3)
  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

  (4)
  when the SEC, by order, so permits for the protection of security holders.

        We may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge)

General.

        We do not deduct any charge for sales expenses from Purchase Payments at the time you make them. However, within certain time limits described below, we deduct a surrender charge (contingent deferred sales charge) from the Contract Value when you make a full or partial surrender before the Annuity Commencement Date or, if you elected early annuitization, when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. (See "Annuitization, Annuity Commencement Date."). We do not apply the surrender charge to the payment of a death benefit.

        In the event surrender charges are not sufficient to cover sales expenses, we will bear the loss; conversely, if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life's general assets, which may include amounts derived from the mortality and expense risk charge.

Free Withdrawal Amount.

        Each Contract Year you may withdraw a specified amount, called the "free withdrawal amount", from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 15% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 15% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 15% of the Contract Value as of the prior Contract Anniversary. For purposes of determining the free withdrawal amount, we will treat surrendered Contract Value as coming first from the free withdrawal amount, next from Purchase Payments, and then from any remaining earnings. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously surrendered, both measured as of the Contract Anniversary for which values are being determined.

        Withdrawals in excess of the free withdrawal amount in any Contract Year are treated as surrenders and may be subject to the surrender charge. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See "Taxation of Annuities in General, Taxation of Partial and Full Surrenders.")

Determining the Surrender Charge.

        We calculate the surrender charge by multiplying surrendered Contract Value in excess of any free withdrawal amount by its applicable surrender charge percentage, as shown below. We will not assess a surrender charge on surrenders or partial surrenders after the fifth Contract Anniversary.

Number of Full Years Elapsed Between the Effective Date and the Surrender Date	Surrender Charge as Percentage of Amount Surrendered
0	6.0%
1	6.0%
2	5.0%
3	5.0%
4	4.0%
5+	0%

        The cumulative surrender charges assessed will never exceed 8.5% of the total Purchase Payments we have accepted under this Contract. Refer to Appendix B for an example of how the surrender charge is calculated.

Reduction or Elimination of Surrender Charge.

        We may decrease or waive surrender charges on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in savings of sales expenses. We will determine the entitlement to such a reduction in surrender charge.

        We may also waive surrender charges on partial surrenders taken as a minimum distribution required under federal or state tax laws on amounts attributable to Protective Life annuity contracts. (See "Qualified Retirement Plans".) During any Contract Year, the total amount of such partial surrenders will reduce the free withdrawal amount available on any subsequent partial surrender.

Mortality and Expense Risk Charge

        To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. Prior to the Annuity Commencement Date, for Contracts issued with the standard death benefit the charge is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account attributable to such Contracts. If you select the Annual Reset Death Benefit, the mortality and expense risk expense charge will increase by 0.15% for a total mortality and expense risk charge of 1.40% of the average annual daily net assets of the Variable Account attributable to your Contract. (See "Annual Reset Death Benefit".) On, and after the Annuity Commencement Date, the mortality and expense risk charge is equal to 1.25% of the average annual daily net assets of the Variable Account attributable to a Contract. We deduct the mortality and expense charge only from the Variable Account.

        The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that Protective Life assumes also includes a guarantee to pay a death benefit if the Owner dies before the Annuity Commencement Date. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. It is possible that the mortality and expense risk charge (or a portion of it) could be treated as an amount received through a partial surrender for tax purposes. (See "Federal Tax Matters.") We may incur a profit or a loss from the mortality and expense risk charge. Any profit may be used to finance distribution expenses.

Administration Charges

        We will deduct an administration charge equal, on an annual basis, to 0.15% of the daily net asset value of the Variable Account attributable to such Contracts. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Transfer Fee

        Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

        Prior to the Annuity Commencement Date, we deduct a contract maintenance fee of $30 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Allocation Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges equals or exceeds $50,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

        The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. (See the prospectuses for the Funds, which accompany this Prospectus.)

Premium Taxes

        Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization. Currently, New York does not impose a premium tax.

Other Taxes

        Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

ANNUITIZATION

Annuity Commencement Date

        On the Effective Date, the Annuity Commencement Date is the later of (1) the oldest Owner's or Annuitant's 90th birthday or (2) the 10th Contract Anniversary. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date.

        On the Annuity Commencement Date, we will apply the Annuity Purchase Value, less any applicable charges, to the Annuity Option you have selected to determine an annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Changing the Annuity Commencement Date.

        The Owner may change the Annuity Commencement Date by Written Notice. Except as we may allow under the early annuitization privilege, described below, the proposed Annuity Commencement Date must be at least 30 days after the date the written request is received by the Company and at least 5 years after the Effective Date. The new Annuity Commencement Date may be any date before or on the Owner's or Annuitant's 90th birthday and may not be later than that date unless approved by Protective Life.

Early Annuitization.

        At any time after the second Contract Anniversary, we will permit you to elect the immediate annuitization of your Contract under certain Annuity Options. To elect this early annuitization, you must make your election by Written Notice, and you must select an Annuity Option providing either (i) life income with or without a certain period, or (ii) payments for a certain period of at least 10 years. We will not accept an early annuitization election if you select payments for a certain period of less than 10 years. Once we accept your early annuitization election, we will change the Annuity Commencement Date to the date on which we accepted the election, and we will apply your Contract Value, less any applicable charges and premium tax, to the Annuity Option you have selected to determine an annuity income payment.

        We will waive any surrender charges that may otherwise apply on the date we accept your election of early annuitization. However, surrender charges will apply if, after your early annuitization election, you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. In this case, the surrender charge will be determined as described in "Charges and Deductions, Surrender Charge," but without regard to any free withdrawal amount that may have otherwise been available. (See "Charges and Deductions, Surrender Charge.")

        We reserve the right to modify, limit, suspend or eliminate the early annuitization privilege without prior notice for any Contract or class of Contracts at any time for any reason.

Fixed Income Payments

        Fixed income payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

        Variable income payments are periodic payments from the Company to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments.

Annuity Units.

        On the Annuity Commencement Date, we will apply the Contract Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

        We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

        We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

        The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

  (a)
  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

  (b)
  is the Annuity Unit value for the preceding Valuation Period; and

  (c)
  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

        The AIR is equal to 5%.

         If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

        Refer to Appendix C for an explanation of the variable annuitization calculation.

Exchange of Annuity Units.

        After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options

        You may select an Annuity Option, or change your selection by Written Notice the Company receives no later than 30 days before the Annuity Commencement Date. You may not change your selection of Annuity Option less than 30 days before the Annuity Commencement Date. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Contract Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

        You may select from among the following Annuity Options:

    Option A — Payments For a Certain Period:

                We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant. The Contract may be fully or partially surrendered for a commuted value while variable income payments under Option A are being made but fixed income payments under this option may not be surrendered.

    Option B — Life Income With Or Without A Certain Period:

                Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made. The Contract may not be surrendered while variable income payments under Option B are being made regardless of whether fixed or variable income payments are selected.

    Additional Option:

                You may use the Contract Value, less applicable premium tax, to purchase any annuity contract that we offer on the date you elect this option.

Minimum Amounts

        If your Contract Value is less than $2,000 on the Annuity Commencement Date, we reserve the right to pay the Contract Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Commencement Date

        In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance. More detailed information about the calculation of performance information appears in the Statement of Additional Information.

        Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

        The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

        The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

        Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

        The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any surrender charges that would apply if you terminated the Contract at the end of each indicated period, but excluding any deductions for premium taxes).

        When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

        Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

        In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the surrender charges or the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

        Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

        Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

Performance Comparisons

        Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

        Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

        Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

        Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

        All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any contract or of any transaction involving a contract.

The Company's Tax Status

        Protective Life is taxed as a life insurance company under the Internal Revenue Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Internal Revenue Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

        Under existing provisions of the Internal Revenue Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

  (1)
  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

  (2)
  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

  (3)
  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

        The Internal Revenue Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment.

        In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that the IRS would issue guidance by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this Prospectus, the IRS has not issued any such guidance.

        The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

        As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

  (1)
  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

  (2)
  certain Qualified Contracts;

  (3)
  Contracts purchased by employers upon the termination of certain Qualified Plans;

  (4)
  certain Contracts used in connection with structured settlement agreements; and

  (5)
  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Commencement Dates.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age ( e.g. , past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

        The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial and Full Surrenders

        In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract." Amounts received under a partial automatic withdrawal plan are treated as partial surrenders. In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

        The Contract offers an optional death benefit that in certain circumstances may exceed the greater of the Purchase Payments or the Contract Value. As described elsewhere in this Prospectus, the Company imposes certain charges with respect to this death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a partial surrender of the Contract.

Taxation of Annuity Payments

        Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the Contract" (defined above) you allocate to the variable Annuity Option, adjusted for any period certain or refund feature, when payments begin divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the Contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. You should consult a tax advisor in those situations.

        Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding".) In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers".)

Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

  (1)
  if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

  (2)
  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

        After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

  (1)
  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

  (2)
  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

Assignments, Pledges, and Gratuitous Transfers

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will increase to reflect the increase in the transferor's income.

Penalty Tax on Premature Distributions

        Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  attributable to the Owner's becoming disabled (as defined in the tax law);

  (c)
  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

  (d)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated Beneficiary (as defined in the tax law); or

  (e)
  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

        (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract.

Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Internal Revenue Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that you may make, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, for full surrenders, partial automatic withdrawals, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Similarly, loans from Qualified Contracts, where available, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising any loan privileges that are available.) Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

        If you use this Contract in connection with a Qualified Plan, the Owner and Annuitant must be the same individual. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

        In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Internal Revenue

Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

        There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

  (c)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

        These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

        Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

        However, you may not use the Contract in connection with an "Education IRA" under Section 530 of the Internal Revenue Code, a "Simplified Employee Pension" under Section 408(k) of the Internal Revenue Code, or a "Simple IRA" under Section 408(p) of the Internal Revenue Code.

        IRAs generally may not invest in life insurance contracts, but an annuity contract that is purchased by, or used as, an IRA may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Owners of the Contract may purchase the Annual Reset Death Benefit which provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that this death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

Roth IRAs.

        Section 408A of the Internal Revenue Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

        A qualifed distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Internal Revenue Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans. The state tax treatment of a Roth IRA may differ from federal tax treatment of a Roth IRA.

        As described above (see "Individual Retirement Accounts and Annuities"), there is some uncertainty regarding the proper characterization of the Contract's Annual Reset Death Benefit for purposes of the tax rules governing IRAs (which include Roth IRAs).

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

        Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. If the Owner of the Contract purchases the Annual Reset Death Benefit, the death benefit in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants.

Section 403(b) Policies.

        Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of Internal Revenue the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the Annual Reset Death Benefit under the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible the IRS could characterize the death benefit as an "incidental death benefit". If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy.

        Section 403(b) Policies contain restrictions on withdrawals of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a
Section 403(b)(7) custodial account.)

Direct Rollovers

        If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a Section 403(b) Policy, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Internal Revenue Code, qualified annuity plan under section 403(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Internal Revenue Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

        Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

The Contract

        The Contract and its attachments, including the copy of your application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code and applicable regulations.

Error in Age or Gender

        When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

        If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

        We will not contest the Contract.

Non-Participation

        The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment

        You have the right to assign the Contract if it is a non-qualified contract. We do not assume responsibility for the assignment. Any claim made under an assignment is subject to proof of the nature and extent of the assignee's interest prior to payment by us. Assignments have federal income tax consequences. (See "Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

        All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

        No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

        At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

        Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

        If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

        The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

        The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Internal Revenue Code and with applicable regulations.

No Default

        The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

        The offering of the Contracts is continuous; however, Protective Life reserves the right to stop offering the Contracts at any time. Investment Distributors, Inc. ("IDI") serves as principal underwriter (as defined in the 1940 Act) for the Contracts and has agreed to use its best efforts to sell the Contracts. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker/dealer and is a member of the National Association of Securities Dealers, Inc.

        The Contracts are sold by agents who are licensed by applicable state insurance authorities to sell Protective Life's Contracts and who are also registered representatives of broker/dealers having a distribution agreement with IDI or broker/dealers having a distribution agreement with such broker/dealer. IDI will receive the 12b-1 fees assessed against shares of certain Funds attributable to the Contracts as compensation for providing distribution and shareholder support services.

        Protective Life will pay commissions to brokers/dealers who sell the Contracts. While commissions may vary, we do not expect them to exceed 8% of any Purchase Payment. As compensation for marketing, training and/or other services provided, we may pay broker/dealers asset-based amounts, bonuses, overrides and marketing allowances in addition to ordinary commissions. These payments, which may be different for different broker/dealers, will be made by Protective Life or IDI out of their own assets and will not change the amounts paid by Contract owners to purchase, hold or surrender their Contracts. We may use any of our corporate assets to cover the cost of distribution, including any profit from the mortality and expense risk charge.

Inquiries

        You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

LEGAL PROCEEDINGS

        There are at present no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject. Protective Life is involved in pending and threatened proceedings in which claims for monetary damages or penalties may be asserted. Management, after consultation with legal counsel, does not believe that such proceedings are material, nor does it anticipate the ultimate liability arising from any such proceeding would be material, to Protective Life in relation to its total assets. Such proceedings are not related to the Variable Account.

VOTING RIGHTS

        In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

        The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub- Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

        The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

        Shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

        Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of Variable Annuity Account A of Protective Life as of December 31, 2001 and 2000 and the related statements of operations and changes in net assets for the years ended December 31, 2001 and 2000 as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

        The audited consolidated balance sheets for Protective Life as of December 31, 2001 and 2000 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2001 and the related financial statement schedules as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

EXAMPLE OF DEATH BENEFIT CALCULATIONS

        Assume an Owner is 55 on the Effective Date, 1/1/yy. The following transactions occur prior to the Owner's death on 7/1(yy+5) when the Contract Value is $185,000. For purposes of this example, also assume that proof of death was provided immediately, and no premium tax is applicable.

Date	Transaction	Amount
1/1/yy	Purchase Payment	$100,000
4/1/(yy+2)	Partial Surrender	$25,000
10/1(yy+4)	Purchase Payment	$80,000

        The Contract Values on each Contract Anniversary are shown below. These Contract Values are hypothetical and are solely for the purpose of illustrating death benefit calculations. The Contract Values presented are net of all expenses and charges (except any charge for premium taxes), including Fund expenses and Variable Account expenses and charges. This illustration does not reflect historical investment results, nor does it predict or guarantee future investment results. Actual results may be higher or lower.

Anniversary Date	Contract Value
1/1(yy+1)	$120,000
1/1(yy+2)	$130,000
1/1(yy+3)	$105,000
1/1(yy+4)	$110,000
1/1(yy+5)	$180,000

Standard Death Benefit

        Under the Standard Death Benefit, the death benefit payable is the greater of:

  (1)
  Contract Value of $185,000 or,

  (2)
  aggregate Purchase Payments less aggregate surrenders, or $180,000 less $25,000 equals $155,000.

        The death benefit payable is then $185,000.

Annual Reset Death Benefit Option

        The Annual Reset Death Benefit is equal to the greatest annual reset anniversary value attained, where an annual reset anniversary value equals the Contract Value on the Contract Anniversary plus all subsequent Purchase Payments minus all subsequent amounts surrendered, as shown below.

Anniversary

Anniversary Date	Anniversary Value
1/1/(yy+1)	$120,000 minus $25,000 plus $80,000 equals $175,000
1/1/(yy+2)	$130,000 minus $25,000 plus $80,000 equals $185,000
1/1/(yy+3)	$105,000 plus $80,000 equals $185,000
1/1/(yy+4)	$110,000 plus $80,000 equals $190,000
1/1/(yy+5)	$180,000

        The Annual Reset Death Benefit is the greatest annual reset anniversary value attained, or $190,000.

        Under the Annual Reset Death Benefit option, the death benefit payable is the greater of:

  (1)
  the Standard Death Benefit of $185,000; or

  (2)
  the Annual Reset Death Benefit of $190,000.

        The death benefit payable is then $190,000.

A-1

APPENDIX B

EXAMPLE OF SURRENDER CHARGE CALCULATION

        Surrender Charges are applied to Contract Value surrendered according to the table below:

Number of Full Years Elapsed Between the Effective Date and the Surrender Date	Surrender Charge Percentage
0	6.0%
1	6.0%
2	5.0%
3	5.0%
4	4.0%
5+	0.0%

        Assume an initial Purchase Payment of $100,000 is made on the Effective Date followed one year later by a subsequent Purchase Payment of $50,000. On the third Contract Anniversary, assume the Contract Value is $175,000.

        During the fourth Contract Year, when the Contract Value has increased to $185,000, a partial surrender of $50,000 is requested. On the fourth Contract Anniversary, when the Contract Value is $165,000, a full surrender is requested.

        When the partial surrender is requested, 15% of $175,000 equals $26,250 is available free of surrender charges. The remaining surrendered amount of $50,000 less $26,250 equals $23,750 is subject to surrender charges. Since 3 full years have elapsed since the Contract Effective Date, a 5% surrender charge will apply and the surrender charge is $23,750 times 5.0% which equals $1,187.50.

        For the full surrender of $165,000, $38,750 represents earnings in the Contract and is free of surrender charges. The remaining $126,250 ($165,000 minus $38,750) is subject to surrender charges. Since 4 full years have elapsed since the Effective Date a 4% surrender charge percentage will apply. The amount of the surrender charge on the full surrender is $126,250 times 4.0% which equals $5,050.00

B-1

APPENDIX C

EXPLANATION OF THE VARIABLE ANNUITIZATION CALCULATION

        Assuming a Contract Value (less applicable charges and premium taxes) of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 5%, as shown below.

        There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Contract Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Contract Value Before Payment	Payment Made	Contract Value After Payment
Annuity Commencement Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

        Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Commencement Date.

        The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

        Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

C-1

       Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Investment Products Division, customer service center at the address shown on the cover.

         Please send me a free copy of the Statement of Additional Information for the Elements® Classic (New York) Variable Annuity.

Name	Social Security No.

Address

City, State, Zip

Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
2801 Highway 280 South
Birmingham, Alabama 35223
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE
Elements® Classic Variable Annuity
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

        This Statement of Additional Information contains information in addition to the information described in the Prospectus for the Elements® Classic Variable Annuity, an individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life and Annuity Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

        THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS                       , 2002.

STATEMENT OF ADDITIONAL INFORMATION

2

CALCULATION OF YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may disclose yields, total returns, and other performance data pertaining to the Contracts for a Sub-Account. Such performance data will be computed or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission ("SEC").

        Because of the charges and deductions imposed under a Contract, yields for the Sub-Accounts will be lower than the yields for their respective Funds. The calculations of yields, total returns, and other performance data do not reflect the effect of premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.50% of premium based on the state in which the Contract is sold.

Oppenheimer Money Fund Sub-Account Yield

        From time to time, advertisements and sales literature may quote the current annualized yield of the Oppenheimer Money Fund Sub-Account for a seven-day period in a manner which does not take into consideration any realized or unrealized gain, or losses on shares of the Oppenheimer Variable Account Funds Money Fund or on its portfolio securities.

        This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven day period in value of a hypothetical account under a Contract having a balance of 1 Accumulation Unit of the Oppenheimer Money Fund Sub-Account at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Oppenheimer Variable Account Funds Money Fund attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract attributable to the hypothetical account. The charges and deductions reflect the per unit charges for the hypothetical account for: 1) the Annual Contract Maintenance Fee; 2) Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Contract, an average per unit Contract Maintenance Fee is used based on the $30 Contract Maintenance Fee deducted at the end of each Contract Year. Current Yield will be calculated according to the following formula:

    Current Yield = ((NCS-ES)/UV) × (365/7)

        Where:

NCS
the net change in the value of the Fund (exclusive of unrealized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical Account having a balance of 1 Sub-Account Accumulation Unit.
ES	per Accumulation Unit expenses attributable to the hypothetical account for the seven-day period.
UV	The Accumulation Unit value as of the end of the last day of the prior seven-day period.

        The effective yield of the Oppenheimer Money Fund Sub-Account determined on a compounded basis for the same seven-day period may also be quoted.

        The effective yield is calculated by compounding the unannualized base period return according to the following formula:

    Effective Yield = (1+((NCS-ES)/UV))365/7 - 1

3

        Where:

NCS
the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Sub-Account Accumulation Unit.
ES	per Accumulation Unit expenses attributable to the hypothetical account for the seven-day period.
UV	the Accumulation Unit value as of the end of the last day of the prior seven-day period.

        Because of the charges and deductions imposed under the Contract, the current and effective yields for the Oppenheimer Money Fund Sub-Account will be lower than such yields for the Oppenheimer Variable Account Funds Money Fund.

        The current and effective yields on amounts held in the Oppenheimer Money Fund Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Oppenheimer Money Fund Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Oppenheimer Variable Account Funds Money Fund, the types of quality of portfolio securities held by the Oppenheimer Variable Account Funds Money Fund and the Oppenheimer Variable Account Funds Money Fund's operating expenses. Yields on amounts held in the Oppenheimer Money Fund Sub-Account may also be presented for periods other than a seven day period.

Other Sub-Account Yields

        From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Sub-Accounts (except the Oppenheimer Money Fund Sub-Account) for a Contract for 30-day or one-month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Sub-Account during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

        The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Sub-Account Accumulation Units less Sub-Account expenses for the period; by 2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include the Annual Contract Maintenance Fee, the Administration Charge and the Mortality and Expense Risk Charge. The yield calculation assumes a Contract Maintenance Fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 31-day or one-month yield, an average administration fee per dollar of Contract value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30-day or one-month period. The 30 day or one month yield is calculated according to the following formula:

    Yield = 2 × [(((NI-ES)/ (U × UV))+1)6 - 1]

        Where:

NI	net income of the Fund for the 30 day or one month period attributable to the Sub-Account Accumulation Units.
ES	expenses of the Sub-Account for the 30 day or one month period.
U	the average number of Accumulation Units outstanding.
UV	the Accumulation Unit value as of the end of the last day in the 30 day or one month period.

4

        Because of the charges and deductions imposed under the Contracts, the yield for the Sub-Account will be lower than the yield for the corresponding Fund.

        The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and its operating expenses.

        Yield calculations do not take into account the surrender charge under the Contract equal to 2% to 7% of Purchase Payments during the seven years prior to the surrender (including the year in which the surrender is made) on amounts surrendered.

Total Returns

        From time to time, sales literature or advertisements may also quote total returns for one or more of the Sub-Accounts for various periods of time.

        Until a Sub-Account has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account has been in operation for 1, 5, and 10 years, respectively, the standard average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

        Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date of each period for which total return quotations are provided will generally be for the most recent month-end practicable considering the type and media of the communication and will be stated in the communication.

        All average annual total returns will be calculated using Sub-Account unit values computed on each Valuation Day based on the performance of the Sub-Account's underlying Fund, the deductions for the mortality and expense risk charge and the administration charge.

        The standard average annual total return calculation assumes that the contract maintenance fee is $30 per year per contract, expressed as a percentage of the average Contract Value. For any period less than seven years, the standard average annual total return will also reflect the deduction of a surrender charge. The standard average annual total return will be calculated according to the following formula:

    TR = (ERV/P)1/N - 1

        Where:

TR	=	the average annual total return net of Sub-Account recurring charges.
ERV	=	the ending redeemable value (net of any applicable charges) of the hypothetical account at the end of the period.
P	=	a hypothetical single Purchase Payment of $1,000.
N	=	the number of years in the period.

        In addition to standard average annual total returns, sales literature or advertisements may from time to time also quote nonstandard average annual total returns that do not reflect the contract maintenance fee or the surrender charge. These nonstandard average annual total returns are calculated in exactly the same way as standard average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the contract maintenance fee or the deduction of a surrender charge.

5

        Protective Life may also disclose cumulative total returns in conjunction with the formats described above. The cumulative total returns will be calculated using the following formula:

    CTR = (EV/P) - 1

        Where:

CTR	=	The cumulative total return net of Sub-Account recurring charges for the period.
EV	=	The ending value of the hypothetical investment at the end of the period that does not take into account the contract maintenance fee or the surrender charge.
P	=	A hypothetical single Purchase Payment of $1,000.

Effect of the Contract Maintenance Fee on Performance Data

        The Contract provides for a $30 annual contract maintenance fee to be deducted at the end of each Contract Year from the Sub-Accounts based on the proportion that the value of each such Sub-Account bears to the total Contract Value. For purposes of reflecting the contract maintenance fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average Variable Account Value of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

SAFEKEEPING OF ACCOUNT ASSETS

        Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

        Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

        Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Alabama which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

        Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

6

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2001 and 2000 and the related statements of operations and changes in net assets for the years then ended and the consolidated balance sheets of Protective Life as of December 31, 2001 and 2000 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2001 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2001 and 2000 and the related statements of operations and changes in net assets for the years then ended as well as the Report of Independent Accountants are contained herein.

        The audited consolidated balance sheets for Protective Life as of December 31, 2001 and 2000 and the related consolidated statements of income, share-owner's equity, and cash flows and the related financial statement schedules for each of the three years in the period ended December 31, 2001 as well as the Report of Independent Accountants are contained herein.

        Financial Statements and financial statement schedules follow this page.

7

        All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Accountants

(To be filed by Amendment)

FINANCIAL STATEMENTS

(To be filed by Amendment)

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits.

(a)  Financial Statements:

        All required financial statements will be filed by amendment to this Registration Statement.

(b)  Exhibits:

1.	Resolution of the Board of Directors of Protective Life and Annuity Insurance Company authorizing establishment of the Variable Annuity Separate Account A of Protective Life*
2.	Not applicable
3.	(a) Form of Underwriting Agreement among the Company, the Account and Investment Distributors, Inc.**
(b) Form of Distribution Agreement between Investment Distributors, Inc. and broker/dealers**
4.	(a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
(b) Annual Reset Death Benefit Rider
5.	Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
6.	(a) Certificate of Incorporation of the Company*
(b) By-Laws of the Company.*
7.	Not applicable
8.	(a) Participation/Distribution Agreement (Protective Investment Company)**
(b) Form of service agreement between Protective Life Insurance Company and the Company*
(c) Participation Agreement (Oppenheimer Variable Account Funds)**
(d) Participation Agreement (MFS Variable Insurance Trust)**
(e) Participation Agreement (Calvert Variable Series Portfolios)*
(f) Participation Agreement (Van Eck Worldwide Insurance Trust)***
(g) Participation Agreement (Van Kampen Asset Management, Inc.)****
9.	Opinion and Consent of Steve M. Callaway, Esq. (to be filed by amendment)
10.	(a) Consent of Sutherland, Asbill & Brennan, LLP (to be filed by amendment)
(b) Consent of PricewaterhouseCoopers LLP (to be filed by amendment)
11.	No financial statements will be omitted from Item 23
12.	Not applicable
13.	Not applicable
14.	Powers of attorney (to be filed by amendment)

*	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 333-41577) filed with the Commission on December 5, 1997.
**	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 333-41577) filed with the Commission on April 15, 1998.
***	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 333-41577) filed with the Commission on April 30, 1999.
****	Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-41577) filed with the Commission on April 21, 2000.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Director
Wayne E. Stuenkel	President and Chief Actuary, and Director
R. Stephen Briggs	Executive Vice President, Director
Jim E. Massengale	Executive Vice President, Acquisitions, and Director
Allen W. Ritchie	Executive Vice President, Chief Financial Officer, and Director
Carolyn King	Senior Vice President, Investment Products, and Director
Deborah J. Long	Senior Vice President, General Counsel, Secretary, and Director
Steven A. Schultz	Senior Vice President, Financial Institutions, and Director
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer, and Director
Jerry W. DeFoor	Vice President and Controller
Vita P. Bates	Vice President, Investments
Kevin B. Borie	Vice President and Actuary, Investment Products
Charles D. Evers, Jr.	Vice President, Corporate Accounting, and Assistant Secretary
D. Wayne Hall	Vice President, Acquisition Administration
Anil S. Manji	Vice President
Lawrence G. Merrill	Vice President, Investment Products Sales and Marketing
Dale F. Moon	Vice President
Brent E. Fritz	Vice President, Individual Life Product Development
T. Michael Presley	Vice President and Actuary, Financial Institutions
David C. Stevens	Vice President, Operations, Dental Benefits
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Charles M. Prior	Vice President, Investments
Martin L. Reilly	Vice President, Information Systems, Financial Institutions
Kevin P. Riley	Vice President, Key Account Manager, Investment Products
Bernard L. Robbins	Vice President
Marion L. Robinson	Vice President, Information Systems, Investment Products
Karl W. Snover	Vice President
Chris Jones	Vice President, Marketing, Investment Products
T. Davis Keyes	Director

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2000 (File No. 1-12332) filed with the Commission on March 27, 2001.

Item 27.    Number of Contractowners.

        As of the date of this filing, there were 0 contract owners of the Elements® Classic Variable Annuity contracts offered by Registrant.

Item 28.    Indemnification of Directors and Officers.

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter.

  (a)
  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the PIC Fund and for the Protective Life Variable Separate Account.

  (b)
  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.
Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Briggs, Robert Stephen	President, Chief Executive Officer and Director	Executive Vice President, Director
Ballard, Michael B.	Director	Vice President, Individual Life Marketing
Merrill, Lawrence G.	Director	Vice President, Investment Products Marketing
King, Carolyn	Secretary, Chief Compliance Officer	Senior Vice President, Investment Products
Callaway, Steve M.	Director	None
Borie, Kevin B.	Treasurer and Director	Vice President and Actuary, Investment Products
Janet Summey	Assistant Secretary	Assistant Vice President, Investment Products
Bonnie Miller	Assistant Secretary	Assistant Vice President, Investment Products
Beth Zaiontz	Assistant Secretary	None
Joseph Gilmer	Financial Operations Principal	None
Thomas R. Barrett	Financial Operations Principal	None

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

Item 30.    Location of Accounts and Records.

        All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31.    Management Services.

        All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings.

  (a)
  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b)
  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c)
  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d)
  The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  (e)
  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on January 18, 2002.

VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel, President Protective Life and Annuity Insurance Company

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel, President Protective Life and Annuity Insurance Company

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	President (Principal Executive Officer)	January 18, 2002
/s/ JERRY DEFOOR Jerry DeFoor	Vice President (Principal Financial Officer and Principal Accounting Officer)	January 18, 2002
/s/ JOHN D. JOHNS John D. Johns	Director	January 18, 2002
/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	January 18, 2002
/s/ JIM E. MASSENGALE Jim E. Massengale	Director	January 18, 2002
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Director	January 18, 2002

/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	Director	January 18, 2002
/s/ STEVEN A. SCHULTZ Steven A. Schultz	Director	January 18, 2002
/s/ DEBORAH J. LONG Deborah J. Long	Director	January 18, 2002
/s/ CAROLYN KING Carolyn King	Director	January 18, 2002
/s/ RICHARD J. BIELEN Richard J. Bielen	Director	January 18, 2002
/s/ T. DAVIS KEYES T. Davis Keyes	Director	January 18, 2002

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PART A
INFORMATION REQUIRED TO BE IN THE PROSPECTUS
TABLE OF CONTENTS
DEFINITIONS
EXPENSES
  EXAMPLES
SUMMARY
  The Contract
  Federal Tax Status
CONDENSED FINANCIAL INFORMATION
  Sub-Accounts
  Accumulation Units
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
  Protective Life and Annuity Insurance Company
  Variable Annuity Account A of Protective Life
  Administration
  The Funds
  Protective Investment Company (PIC)
  Van Kampen Life Investment Trust
  MFS® Variable Insurance TrustSM
  Oppenheimer Variable Account Funds
  Other Information about the Funds
  Other Investors in the Funds
  Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
  The Contract
  Parties to the Contract
  Issuance of a Contract
  Purchase Payments
  Right to Cancel
  Allocation of Purchase Payments
  Variable Account Value
  Transfers
  Surrenders and Partial Surrenders
THE GUARANTEED ACCOUNT
DEATH BENEFIT
  Standard Death Benefit
  Annual Reset Death Benefit Option
SUSPENSION OR DELAY IN PAYMENTS
CHARGES AND DEDUCTIONS
  Surrender Charge (Contingent Deferred Sales Charge)
  Mortality and Expense Risk Charge
  Administration Charges
  Transfer Fee
  Contract Maintenance Fee
  Fund Expenses
  Premium Taxes
  Other Taxes
ANNUITIZATION
  Annuity Commencement Date
  Fixed Income Payments
  Variable Income Payments
  Annuity Options
  Minimum Amounts
  Death of Annuitant or Owner After Annuity Commencement Date
YIELDS AND TOTAL RETURNS
  Yields
  Total Returns
  Standardized Average Annual Total Returns
  Non-Standard Average Annual Total Returns
  Performance Comparisons
  Other Matters
FEDERAL TAX MATTERS
  Introduction
  The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
  Tax Deferral During Accumulation Period
  Taxation of Partial and Full Surrenders
  Taxation of Annuity Payments
  Taxation of Death Benefit Proceeds
  Assignments, Pledges, and Gratuitous Transfers
  Penalty Tax on Premature Distributions
  Aggregation of Contracts
  Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
  In General
  Direct Rollovers
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
  The Contract
  Error in Age or Gender
  Incontestability
  Non-Participation
  Assignment
  Notice
  Modification
  Reports
  Settlement
  Receipt of Payment
  Protection of Proceeds
  Minimum Values
  Application of Law
  No Default
DISTRIBUTION OF THE CONTRACTS
  Inquiries
LEGAL PROCEEDINGS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A
EXAMPLE OF DEATH BENEFIT CALCULATIONS
  Standard Death Benefit
  Annual Reset Death Benefit Option
  Anniversary
APPENDIX B
EXAMPLE OF SURRENDER CHARGE CALCULATION
APPENDIX C
EXPLANATION OF THE VARIABLE ANNUITIZATION CALCULATION
PART B
INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION
STATEMENT OF ADDITIONAL INFORMATION
CALCULATION OF YIELDS AND TOTAL RETURNS
  Oppenheimer Money Fund Sub-Account Yield
  Other Sub-Account Yields
  Total Returns
  Effect of the Contract Maintenance Fee on Performance Data
SAFEKEEPING OF ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
OTHER INFORMATION
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Accountants
(To be filed by Amendment)
FINANCIAL STATEMENTS
(To be filed by Amendment)
PART C
OTHER INFORMATION
SIGNATURES